SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	May 12, 2006 at 14.45 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Strike halts production at Stora Enso’s Finnish mills

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that all Stora Enso’s Finnish production units (excluding Pankakoski Mill) are being temporarily shut down due to a strike throughout the Finnish paper industry. The strike by the Finnish Paper Workers’ Union is in protest against personnel reductions. The strike will begin at 6.00 am (Finnish time) on Monday 15 May and will last until 6.00 am 17 May.

The strike is estimated to cost Stora Enso about EUR 9 million in lost operating profit including shutting down and starting up and some 33 000 tonnes of lost production.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel